August 2, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	Tronox Limited Registration Statement on Form S-4 Filed June 14, 2013 File No. 333-189308

Ladies and Gentlemen:

Reference is made to the Registration Statement of Tronox Finance LLC (the “Issuer”), Tronox Limited (the “Parent”) Tronox Incorporated, Tronox LLC, Tronox US Holdings Inc., Tronox Australia Holdings Pty Limited, Tronox Australia Pigments Holdings Pty Limited, Tronox Global Holdings Pty Limited, Tronox Pigments Australia Holdings Pty Limited, Tronox Pigments Australia Pty Limited, Tronox Pigments Western Australia Pty Limited, Tronox Pigments LLC, Tronox Sands Holdings Pty Limited, Tronox Western Australia Pty Ltd, Tronox Worldwide Pty Limited, Tronox Holdings (Australia) Pty Limited, Tronox Investments (Australia) Pty Ltd, Tronox Australia Sands Pty Ltd, Ticor Resources Pty Ltd, Ticor Finance (A.C.T.) Pty Ltd, Tronox Sands Holdings Pty Limited, TiO2 Corporation Pty Ltd, Yalgoo Minerals Pty. Ltd., Tific Pty. Ltd., Synthetic Rutile Holdings Pty Ltd, Senbar Holdings Pty Ltd, Pigment Holdings Pty Ltd, Tronox Mineral Sales Pty Ltd, Tronox Management Pty Ltd, Tronox International Finance LLP, Tronox Pigments Ltd., Tronox Holdings Europe C.V., Tronox Holdings Coöperatief U.A. (collectively with the Issuer and the Parent, the “Registrants”) on Form S-4 (File No. 333-189308), as amended (the “Registration Statement”), registering the offer to exchange up to $900,000,000 aggregate principal amount of 6.375% Senior Notes due 2020 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 6.375% Senior Notes due 2020 (together with the guarantees thereof, the “Outstanding Notes”) of the Issuer.

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Securities and Exchange Commission

August 2, 2013

Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact special counsel for the Registrants, Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or David A. Curtiss of Kirkland & Ellis LLP at (212) 446-5974.

Securities and Exchange Commission

August 2, 2013

Sincerely,

[signature pages follow]

cc:	Christian O. Nagler, Kirkland & Ellis LLP

David A. Curtiss, Kirkland & Ellis LLP

TRONOX FINANCE LLC

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Manager

Signature Page to Exxon Letter to the SEC

U.S. GUARANTORS: TRONOX INCORPORATED TRONOX LLC

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Vice President

TRONOX US HOLDINGS INC.

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: President

Signature Page to Exxon Letter to the SEC

TRONOX PIGMENTS LLC

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Vice President

Signature Page to Exxon Letter to the SEC

AUSTRALIAN GUARANTORS:

SIGNED, SEALED AND DELIVERED	)
by	)
Michael J. Foster	)
as attorney for	)
TRONOX AUSTRALIA HOLDINGS PTY LIMITED	) )
TRONOX AUSTRALIA PIGMENTS HOLDINGS PTY LIMITED	) )
TRONOX GLOBAL HOLDINGS PTY LIMITED	) )
TRONOX LIMITED	)
TRONOX PIGMENTS AUSTRALIA HOLDINGS PTY LIMITED	)
TRONOX PIGMENTS AUSTRALIA PTY LIMITED
TRONOX PIGMENTS WESTERN AUSTRALIA PTY LIMITED
TRONOX SANDS HOLDINGS PTY LIMITED
under power of attorney dated

in the presence of:

Signature of witness

/s/ Michael J. Foster
Name of witness (block letters)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Signature Page to Exxon Letter to the SEC

SIGNED, SEALED AND DELIVERED	)
by	)
Michael J. Foster	)
as attorney for	)
TRONOX WESTERN AUSTRALIA PTY LTD under power of attorney dated	)
)
)
in the presence of:	)
)
)
	)	/s/ Michael J. Foster
Signature of witness	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
)
)
Name of witness (block letters)

Signature Page to Exxon Letter to the SEC

SIGNED, SEALED AND DELIVERED	)
by	)
Michael J. Foster	)
as attorney for	)
TRONOX WORLDWIDE PTY LIMITED (F/K/A TRONOX WORLDWIDE LLC))
)
)
under power of attorney dated	)
)
in the presence of:	)
	)	/s/ Michael J. Foster
	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
)
Signature of witness	)

Name of witness (block letters)

Signature Page to Exxon Letter to the SEC

SIGNED, SEALED AND DELIVERED	)
by	)
Michael J. Foster	)
as attorney for	)
)
TRONOX HOLDINGS (AUSTRALIA) PTY LIMITED	)
)
TRONOX INVESTMENTS (AUSTRALIA) PTY LTD	)
)
TRONOX AUSTRALIA SANDS PTY LTD	)
TICOR RESOURCES PTY LTD	)
TICOR FINANCE (A.C.T.) PTY LTD	)
TIO2 CORPORATION PTY LTD	)
YALGOO MINERALS PTY. LTD.	)
TIFIC PTY. LTD.	)
SYNTHETIC RUTILE HOLDINGS PTY LTD	) )
SENBAR HOLDINGS PTY LTD	)
PIGMENT HOLDINGS PTY LTD	)
TRONOX MINERAL SALES PTY LTD	)
TRONOX MANAGEMENT PTY LTD	)
under power of attorney dated	)
)
in the presence of:	)
)
)
	)	/s/ Michael J. Foster
Signature of witness	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
)
)
Name of witness (block letters)

Signature Page to Exxon Letter to the SEC

U.K. GUARANTORS: TRONOX INTERNATIONAL FINANCE LLP

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Authorized Representative

Signature Page to Exxon Letter to the SEC

BAHAMAS GUARANTORS: TRONOX PIGMENTS LTD

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Vice President

Signature Page to Exxon Letter to the SEC

THE NETHERLANDS GUARANTORS: TRONOX WORLDWIDE PTY LIMITED, ACTING AS MANAGING PARTNER OF TRONOX HOLDINGS EUROPE C.V.

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Director

TRONOX HOLDINGS COÖPERATIEF U.A.

By:	/s/ Michael J. Foster
Name: Michael J. Foster Title: Director A

By:	/s/ Arie Jan Duvekot
Name: Arie Jan Duvekot Title: Director B

Signature Page to Exxon Letter to the SEC